UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 AND

AMENDMENTS THERETO FILED PURSUANT TO 13d-2

Gevo, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

374396109

(CUSIP Number)

G. Steven Burrill

c/o Burrill & Company LLC

One Embarcadero Center, Suite 2700

San Francisco, CA 94111

415-591-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy To:

Timothy Young, Esq.

c/o Fortis General Counsel, LLP

One Lagoon Drive, Suite 100

Redwood Shores, CA 94065

650-489-0850

February 14, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374396109	SCHEDULE 13D	Page 2 of 13

1	NAMES OF REPORTING PERSON: Burrill Life Sciences Capital Fund III, L.P. (the “Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER:

1,895,197 shares, except that Burrill Life Sciences Capital Fund III Partners, L.P. (the “Direct General Partner”) is the general partner of the Fund and may deemed to have sole power to vote these shares; Burrill Life Sciences Capital Fund III Management, LLC (the “Ultimate General Partner”) is the general partner of the Direct General Partner and may be deemed to have sole power to vote these shares; and each of G. Steven Burrill, Bryant Fong, Ann Hanham, Victor Hebert and Roger Wyse (the “Managing Directors”) are the members of the Ultimate General Partner and each Managing Director may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER: See response to row 7.
9

SOLE DISPOSITIVE POWER:

1,895,197 shares, except that Burrill Life Sciences Capital Fund III Partners, L.P. (the “Direct General Partner”) is the general partner of the Fund and may deemed to have sole power to dispose of these shares; Burrill Life Sciences Capital Fund III Management, LLC (the “Ultimate General Partner”) is the general partner of the Direct General Partner and may be deemed to have sole power to dispose of these shares; and each of G. Steven Burrill, Bryant Fong, Ann Hanham, Victor Hebert and Roger Wyse (the “Managing Directors”) are the members of the Ultimate General Partner and each Managing Director may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER: See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,895,197 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No. 374396109	SCHEDULE 13D	Page 3 of 13

1	NAMES OF REPORTING PERSON: Burrill Life Sciences Capital Fund III Partners, L.P. (the “Direct General Partner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER:

1,895,197 shares, all of which are directly owned by the Fund. The Direct General Partner is the general partner of the Fund and may deemed to have sole power to vote these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to vote these shares. The Managing Directors are the members of the Ultimate General Partner, and each Managing Director may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER: See response to row 7.
9

SOLE DISPOSITIVE POWER:

1,895,197 shares, all of which are directly owned by the Fund. The Direct General Partner is the general partner of the Fund and may deemed to have sole power to dispose of these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to dispose of these shares. The Managing Directors are the members of the Ultimate General Partner, and each Managing Director may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER: See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,895,197 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No. 374396109	SCHEDULE 13D	Page 4 of 13

1	NAMES OF REPORTING PERSON: Burrill Life Sciences Capital Fund III Management, LLC (the “Ultimate General Partner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER:

1,895,197 shares, all of which are directly owned by the Fund. The Direct General Partner is the general partner of the Fund and may deemed to have sole power to vote these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to vote these shares. The Managing Directors are the members of the Ultimate General Partner, and each Managing Director may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER: See response to row 7.
9

SOLE DISPOSITIVE POWER:

1,895,197 shares, all of which are directly owned by the Fund. The Direct General Partner is the general partner of the Fund and may deemed to have sole power to dispose of these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to dispose of these shares. The Managing Directors are the members of the Ultimate General Partner, and each Managing Director may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER: See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,895,197 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 374396109	SCHEDULE 13D	Page 5 of 13

1	NAMES OF REPORTING PERSON: G. Steven Burrill (“Burrill”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares.
8

SHARED VOTING POWER:

1,895,197 shares, all of which are directly owned by the Fund. The Direct General Partner is the general partner of the Fund and may deemed to have sole power to vote these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to vote these shares. As a member of the Ultimate General Partner, Burrill may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER: 0 shares.
10

SHARED DISPOSITIVE POWER:

1,895,197 shares, all of which are directly owned by the Fund. The Direct General Partner is the general partner of the Fund and may deemed to have sole power to dispose of these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to dispose of these shares. As a member of the Ultimate General Partner, Burrill may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,895,197 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 374396109	SCHEDULE 13D	Page 6 of 13

1	NAMES OF REPORTING PERSON: Bryant Fong (“Fong”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares.
8

SHARED VOTING POWER:

1,895,197 shares, all of which are directly owned by the Fund. The Direct General Partner is the general partner of the Fund and may deemed to have sole power to vote these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to vote these shares. As a member of the Ultimate General Partner, Fong may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER: 0 shares.
10

SHARED DISPOSITIVE POWER:

1,895,197 shares, all of which are directly owned by the Fund. The Direct General Partner is the general partner of the Fund and may deemed to have sole power to dispose of these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to dispose of these shares. As a member of the Ultimate General Partner, Fong may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,895,197 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 374396109	SCHEDULE 13D	Page 7 of 13

1	NAMES OF REPORTING PERSON: Ann Hanham (“Hanham”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares.
8

SHARED VOTING POWER:

1,895,197 shares, all of which are directly owned by the Fund. The Direct General Partner is the general partner of the Fund and may deemed to have sole power to vote these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to vote these shares. As a member of the Ultimate General Partner, Hanham may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER: 0 shares.
10

SHARED DISPOSITIVE POWER:

1,895,197 shares, all of which are directly owned by the Fund. The Direct General Partner is the general partner of the Fund and may deemed to have sole power to dispose of these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to dispose of these shares. As a member of the Ultimate General Partner, Hanham may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,895,197 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 374396109	SCHEDULE 13D	Page 8 of 13

1	NAMES OF REPORTING PERSON: Victor Hebert (“Hebert”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares.
8

SHARED VOTING POWER:

1,895,197 shares, all of which are directly owned by the Fund. The Direct General Partner is the general partner of the Fund and may deemed to have sole power to vote these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to vote these shares. As a member of the Ultimate General Partner, Hebert may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER: 0 shares.
10

SHARED DISPOSITIVE POWER:

1,895,197 shares, all of which are directly owned by the Fund. The Direct General Partner is the general partner of the Fund and may deemed to have sole power to dispose of these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to dispose of these shares. As a member of the Ultimate General Partner, Hebert may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,895,197 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 374396109	SCHEDULE 13D	Page 9 of 13

1	NAMES OF REPORTING PERSON: Roger Wyse (“Wyse”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares.
8

SHARED VOTING POWER:

1,895,197 shares, all of which are directly owned by the Fund. The Direct General Partner is the general partner of the Fund and may deemed to have sole power to vote these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to vote these shares. As a member of the Ultimate General Partner, Wyse may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER: 0 shares.
10

SHARED DISPOSITIVE POWER:

1,895,197 shares, all of which are directly owned by the Fund. The Direct General Partner is the general partner of the Fund and may deemed to have sole power to dispose of these shares. The Ultimate General Partner is the general partner of the Direct General Partner and may be deemed to have sole power to dispose of these shares. As a member of the Ultimate General Partner, Wyse may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,895,197 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 374396109	SCHEDULE 13D	Page 10 of 13

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of Gevo, Inc., a Delaware corporation whose principal executive offices are located at 345 Inverness Drive South, Building C, Suite 310, Englewood, CO 80112 (the “Issuer”).

Item 2. Identity and Background.

(a-c, f) This Schedule 13D is being filed on behalf of: (i) Burrill Life Sciences Capital Fund III, L.P., a Delaware limited partnership (the “Fund”), (ii) Burrill Life Sciences Capital Fund III Partners, L.P., a Delaware limited partnership (the “Direct General Partner”), (iii) Burrill Life Sciences Capital Fund III Management, LLC (the “Ultimate General Partner”), (iv) G. Steven Burrill (“Burrill”), (v) Bryant Fong (“Fong”), (vi) Ann Hanham (“Hanham”), (vii) Victor Hebert (“Hebert”) and (viii) Roger Wyse (“Wyse” and, together with Burrill, Fong, Hanham and Hebert, the “Managing Directors”). The Fund, the Director General Partner, the Ultimate General Partner and the Managing Directors are collectively referred to as the “Reporting Persons” and individually as a “Reporting Person.”

The Fund is a private investment fund and was formed as a limited partnership in the State of Delaware. Each of the Managing Directors is a member of the Ultimate General Partner and a citizen of the United States.

The principal business address of the Reporting Persons is c/o Burrill & Company LLC, One Embarcadero Center, Suite 2700, San Francisco, CA 94111.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On March 12, 2008, the Fund entered into a Series C Preferred Stock Purchase Agreement, pursuant to which the Fund acquired from the Issuer 912,409 shares for a purchase price of $5.48 per share, or $5,000,001.32 in the aggregate. The source of the funds for the acquisition of the Common Stock purchased by the Fund was from working capital. No part of the purchase price was borrowed by the Fund for the purpose of acquiring such securities.

On April 24, 2009 and July 22, 2009, the Fund entered into a Series D Preferred Stock Purchase Agreement, pursuant to which the Fund acquired from the Issuer 355,114 and 213,069 shares, respectively, of Series D Preferred Stock for a purchase price of $7.04 per share, or $4,000,008.32 in the aggregate. The source of the funds for the acquisition of the Series D Preferred Stock purchased by the Fund was from working capital. No part of the purchase price was borrowed by the Fund for the purpose of acquiring such securities.

CUSIP No. 374396109	SCHEDULE 13D	Page 11 of 13

On March 26, 2010 and May 7, 2010, the Fund entered into a Series D-1 Preferred Stock Purchase Agreement, pursuant to which the Fund acquired from the Issuer 110,820 and 29,206 shares, respectively, of Series D-1 Preferred Stock for a purchase price of $17.12 per share, or $2,397,245.12 in the aggregate. The source of the funds for the acquisition of the Series D-1 Preferred Stock purchased by the Fund was from working capital. No part of the purchase price was borrowed by the Fund for the purpose of acquiring such securities.

Upon completion of the Issuer’s initial public offering on February 14, 2011 (the “IPO”), the Fund’s shares of Series C Preferred Stock and Series D Preferred Stock were converted to Common Stock on a one-for-one basis. Upon completion of the IPO, the Fund’s shares of Series D-1 Preferred Stock were converted to Common Stock based on a conversion price that is 60% of the initial public offering price of $15.00 per share, such that the 140,026 shares of Series D-1 Preferred Stock held by the Fund were converted into 266,360 shares of Common Stock. After the conversion of each series of Preferred Stock into Common Stock, the Fund owned 1,746,952 shares of Common Stock.

In connection with the IPO, the Fund purchased 148,245 shares of Common Stock for a purchase price of $15.00 per share, or $2,223,675.00 in the aggregate. The source of the funds for the acquisition of the Common Stock purchased by the Fund was from working capital. No part of the purchase price was borrowed by the Fund for the purpose of acquiring such securities.

Item 4. Purpose of Transaction.

The Reporting Persons hold the securities described in Item 5 of this statement for investment purposes only. The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a)-(j) of Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a, b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote the shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote the shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of the shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of the shares, see Row 10 of the cover page of each Reporting Person.

Fund1

(a)	Amount Beneficially Owned:	1,895,197 shares

(b)	Fully Diluted Ownership:	7.32%

Direct General Partner[1]

(a)	Amount Beneficially Owned:	1,895,197 shares

(b)	Fully Diluted Ownership:	7.32%

[1]

The Fund directly owns the shares being reported hereunder. The Direct General Partner is the general partner of the Fund. The Ultimate General Partner is the general partner of the Director General Partner. The Managing Directors are the members of the Ultimate General Partner. Therefore, each of the Direct General Partner, the Ultimate General Partner and the Managing Directors may be deemed a beneficial owner of the shares directly owned by the Fund. See the cover page of each Reporting Person for the sole power to vote the shares, shared power to vote the shares, sole power to dispose of the shares, and shared power to dispose of the shares.

CUSIP No. 374396109	SCHEDULE 13D	Page 12 of 13

Ultimate General Partner1

(a)	Amount Beneficially Owned:	1,895,197 shares

(b)	Fully Diluted Ownership:	7.32%

Each Managing Director[1]

(a)	Amount Beneficially Owned:	1,895,197 shares

(b)	Fully Diluted Ownership:	7.32%

(c) The Reporting Persons have not effected any transactions in the common stock of the Issuer during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between any of the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

Exhibit A	Agreement of Joint Filing

Exhibit B	Power of Attorney

CUSIP No. 374396109	SCHEDULE 13D	Page 13 of 13

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date February 21, 2012

Burrill Life Sciences Capital Fund III, L.P.	/s/ Timothy Young
Timothy Young
By Power of Attorney

Burrill Life Sciences Capital Fund III Partners, L.P.	/s/ Timothy Young
Timothy Young
By Power of Attorney

Burrill Life Sciences Capital Fund III Management, LLC	/s/ Timothy Young
Timothy Young
By Power of Attorney

G. Steven Burrill	/s/ Timothy Young
Timothy Young
By Power of Attorney

Bryant Fong	/s/ Timothy Young
Timothy Young
By Power of Attorney

Ann Hanham	/s/ Timothy Young
Timothy Young
By Power of Attorney

Victor Hebert	/s/ Timothy Young
Timothy Young
By Power of Attorney

Roger Wyse	/s/ Timothy Young
Timothy Young
By Power of Attorney

Exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Gevo, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date February 21, 2012

Burrill Life Sciences Capital Fund III, L.P.	/s/ Timothy Young
Timothy Young
By Power of Attorney

Burrill Life Sciences Capital Fund III Partners, L.P.	/s/ Timothy Young
Timothy Young
By Power of Attorney

Burrill Life Sciences Capital Fund III Management, LLC	/s/ Timothy Young
Timothy Young
By Power of Attorney

G. Steven Burrill	/s/ Timothy Young
Timothy Young
By Power of Attorney

Bryant Fong	/s/ Timothy Young
Timothy Young
By Power of Attorney

Ann Hanham	/s/ Timothy Young
Timothy Young
By Power of Attorney

Victor Hebert	/s/ Timothy Young
Timothy Young
By Power of Attorney

Roger Wyse	/s/ Timothy Young
Timothy Young
By Power of Attorney

Exhibit B

Power of Attorney

KNOW ALL MEN BY THESE PRESENT, that each undersigned hereby constitutes and appoints Timothy Young as his or its true and lawful attorney-in-fact to:

(1) execute for and on behalf of each undersigned (each, a “Reporting Person”), individually or jointly with any other reporting persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4, Form 5 and any applicable registration statements, notice filings or reports) that such Reporting Person may be required or requested to file with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940 or the Investment Advisers Act of 1940, each as amended and with the implementing rules and regulations thereto (collectively, the “Reports”) with respect to a Reporting Person’s (a) status as an officer of director of or (b) ownership of or transactions in securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (each, a “Company”) or with respect to a Reporting Person’s obligation to register or otherwise provide filings or reports to the SEC;

(2) do and perform any and all acts for and on behalf of each Reporting Person which may be necessary of desirable to complete and execute any such Reports and timely file such forms and schedules with the SEC and any stock exchange or similar foreign or domestic, federal or state authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such Reporting Person, it being understood that the documents executed by such attorney-in-fact on behalf of such Reporting Person, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

Each Reporting Person hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such Reporting Person might or could do if personally present, with full power of revocation, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. Each Reporting Person acknowledges that no such attorney-in-fact, in serving in such capacity at the request of such Reporting Person, is hereby assuming, nor is any Company hereby assuming, any of such Reporting Person’s responsibilities to comply with any such registration, filing or reporting requirements of the SEC or any stock exchange or similar foreign or domestic, federal or state authority, including without limitation Section 16 or Section 13 of the Securities Exchange Act of 1934 or otherwise.

This Power of Attorney shall remain in full force and effect with respect to a Reporting Person until the later of such time that (a) such Reporting Person is no longer required to file Schedules 13D or 13G or Forms 3, 4 or 5 with respect to such Reporting Person’s holdings of and transactions in securities issued by a Company, or (b) such Reporting Person is no longer required to file any other forms, registration statements or similar filings with the SEC or any other similar federal or state governmental entity, unless this Power of Attorney is earlier (i) revoked by such Reporting Person in a signed writing delivered to the foregoing attorney-in-fact or (ii) revoked by such attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 21st day of February, 2012. This Power of Attorney may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

BURRILL LIFE SCIENCES CAPITAL FUND III, L.P.

By:	Burrill Life Sciences Capital Fund III Partners, L.P., its general partner

By:	Burrill Life Sciences Capital Fund III Management, LLC, its general partner

By:	/s/ G. Steven Burrill
Name: G. Steven Burrill
Title: Member

BURRILL LIFE SCIENCES CAPITAL FUND III PARTNERS, L.P.

By:	Burrill Life Sciences Capital Fund III Management, LLC, its general partner

By:	/s/ G. Steven Burrill
Name: G. Steven Burrill
Title: Member

BURRILL LIFE SCIENCES CAPITAL FUND III MANAGEMENT, LLC

By:	/s/ G. Steven Burrill
Name: G. Steven Burrill
Title: Member

MEMBERS OF BURRILL SCIENCES CAPITAL FUND III MANAGEMENT, LLC:

/s/ G. Steven Burrill
G. Steven Burrill

/s/ Bryant Fong
Bryant Fong

/s/ Ann Hanham
Ann Hanham

/s/ Victor Hebert
Victor Hebert

/s/ Roger Wyse
Roger Wyse